The TCW/Gargoyle Hedged Value Fund, a series of TCW Alternative Funds, was the surviving fund pursuant to a reorganization completed on July 13, 2015 with the RiverPark/Gargoyle Hedged Value Fund, a series of the RiverPark Funds Trust (the
"RiverPark Fund").   The reorganization was effected under the
terms of an Agreement and Plan of Reorganization dated May 14, 2015. The board of the RiverPark Funds Trust approved the reorganization on March 20, 2015, and the shareholders of the RiverPark Fund approved the reorganization at a special meeting of shareholders held on June 26, 2015. Other details related to the reorganization were included in pre-effective amendment no. 1 to the Form N-14 registration statement filed by the registrant on May 7, 2015, which was declared effective on May 15, 2015.